Jibby Coffee



LETTER   REPORT CARD   FINANCIALS   THANKS   DETAILS   SAY HELLO

Dear investors,

We're excited to share the strides Jibby has made through 2023, marking a significant period of change and growth for our company. We've made the tough but ultimately successful pivot towards a direct-to-consumer (DTC) and Amazon-centric business model, moving away from retail and pausing our CBD products due to current legislation. Our launch of the Matcha Super Latte on Amazon has been a resounding success, breaking into the top 50 sales rankings within its category and signaling a promising new direction for our product line.

We faced a leadership transition as our cofounder, Alvaro, stepped down in late 2023. We've been fortunate to welcome Daniel Schaefer as our key Amazon advisor, whose expertise has already been invaluable. Our crowdfunding campaign has also been a success, raising an additional $100K and extending our operational runway, allowing us to focus on profitability.

Through our strategic shift over the last 6 months, we've been approaching profitable growth due to a more sustainable business model. This growth is mainly led by our success across Amazon. We're acquiring subscribing customers on our website at a faster rate than ever, now that we can advertise online without the restrictions that previously came along with CBD. This pivot not only reflects our adaptability but also positions us for profitable and scalable growth ahead.

We're grateful for your continued support and believe these strategic changes are laying the groundwork for a stronger, more resilient Jibby. We're looking forward to sharing more successes with you in the future.
Warm regards,

Team Jibby

We need your help!

The easiest thing you can do is go find us on Amazon and leave a great review! Beyond that, we're full speed ahead on DTC and Amazon growth and looking for expert growth talent to join the team and help us scale profitably throughout 2024. Specifically looking for 1-2+ years of experience in media buying or PPC management across Amazon. Secondly, we're always looking to build our community of product testers! Shoot us a message if you're an investor and want to be added to our R&D cohort to taste-test new products.

Sincerely,

James Reina

Cofounder & CEO

How did we do this year?

REPORT CARD

B-

☺ The Good

We've found success (growth rate, profitability, repurchase rate) with our new product line of products without CBD

We were ranked the #1 New Release in the Coffee & Tea category across all Amazon.

Subscribing customers are growing faster than ever now that we can advertise without CBD restrictions.

☹ The Bad

We've had to sunset our CBD product line for the time being, due to the lack of FDA progress toward legalization

Our team went through restructuring now that our sales are primarily driven online rather than in retail

Despite a healthier and more profitable business model, our net cash on hand is low and limits growth

2023 At a Glance

January 1 to December 31



$219,604 +5%
Revenue



-$178,259
Net Loss


IOU!

$28,031 [67%]
Short Term Debt



$477,746
Raised in 2023



$52,500
Cash on Hand
As of 01/15/24

INCOME BALANCE NARRATIVE


Revenues
Profit
US$208,382
-US$318,897
US$219,604
-US$178,259
2022
2023

Net Margin: -81% **Gross Margin:** 43% **Return on Assets:** -190% **Earnings per Share:** -$0.24 **Revenue per Employee:** $219,604

Cash to Assets: 80% **Revenue to Receivables:** ~ **Debt Ratio:** 30%

WeFunder_Annual_Report_SEC_-_GAAP_Financials__2_.pdf

We ❤ Our 122 Investors

Thank You For Believing In Us

Philip J. Whitman, CPA
Cassidy Sanchez
Carlos DeJesus
Tina Horowitz
Omar Albert
Katie McNall
Aisha Chottani
Jair Rojas
Peter To
Shelley Jane
Ryan Glenn

Scott Snyder
Raul Guijarro
Hatem Rowaihy
Nick Huhn
Traci Levine
Jeff Biestek
Carrie O
Zachary Negrin
Tessa Cardoza-Hawk
John J Wong
Daniel Crochet

Rowan Richards
James Simpson
Michael Humphrey
John Michael James
Brian J Kennedy
Sajid Hamid
Kevin Lee
Kailash Sundaram
Caspar Lant
Salvador Morales
Eduardo Mendes Alves Diniz

Ash Kumra
Andy Kurtts
Maximilian Seedorf
Amber Hibbs Bell
James Doherty
Carlo Favis
Joey Li
Ganzorig Batbold
William Hayes
Gary Conklin
Henderson Watkins

Tristin Chambers
Kyle Chalmers
Matthew Green
James Lyons-Weiler
Naabia Romain
Alexander LeFebvre
Davis Cole
Yitzchok Adolf
Nathaniel DiMemmo
Mauricio Kigiela
Briggs Uhler

Laura Colagrande
Adrián García
Bryian Tan
Nithin Vejendla
Oscar Loredo
Sean Winner
Alex Tran
Stefano Angeli
Christan Crenshaw
Ching Goh
Derek Ruffner

Orion Choy
Paul Griebel
Jared Sullivan
Brian Folmer
Morgan Rucker
Thomas Glenn
Ryan Williams
Gary Schorg

Danny Lee
Yehuda Reich
Rachel Krasnick
Scott Horn
Jackson Steger
Edward Kelly Medlock
Sophie Unger

Grant Steinhauer
Matthew Browne
Elizabeth Cohen
Ann Beeder
Wilson Horn
Joel Choi
Jeronimo Guijarro

Karen Blum
Jessica Offer
Michael Manganiello
Blake Gaines
Christopher Lackner
Jeff Young
Aaron K

Brian Raisl
William Horton
Joseph Khoury
Ryan Johnson
Geogy Philip
Steven O'Dell
Izzy Romano

Umair Tariq
Dylan Cain
Laura Brooks
Carla Curiel
Juan Manuel Alvarez
Donna Koretsky
Mike Troianello

Thank You!

From the Jibby Coffee Team



James Reina

Cofounder & CEO

Before founding Jibby, James was a 2x founder—finding success in coffee and eCommerce. He started roasting with his coffee-fanatic mother when he was just 11 years...



Alvaro Ortega

Cofounder & COO

Alvaro managed operations for two $1M/year CPG brands (at the same time!) Before that, he was the Director of an Impact Investment Fund, helping underserved...



Laura Brooks

Fractional CMO

Laura is a growth whiz — our marketing & eComm expert. She's been part of 2 successful acquisitions including VP of...



Peter Strnad

Fractional Innovation, R&D

Peter is our in-house CPG data geek. With over 20 years of experience across PepsiCo, Mars, & MillerCoors—Peter is...



Symon Rowlands

Fractional Field Marketing

Beverage marketing is in Symon's DNA. His experience comes from some of the biggest names in beverage—Monster,...

Details

The Board of Directors

Director	Occupation	Joined
James Reina	CEO @ Jibby Coffee, Inc.	2020

Officers

Officer	Title	Joined
James Reina	CEO	2020

Voting Power

Holder	Securities Held	Voting Power
James Reina	450,000 Common Stock	59.4%
Alvaro Ortega	233,228 Common Stock	30.8%

Past Equity Fundraises

Date	Amount	Security	Exemption
10/2021	$31,000	Safe	Section 4(a)(2)
12/2021	$65,000	Safe	Section 4(a)(2)
09/2022	$35,000		Other
09/2022	$10,000	Safe	Section 4(a)(2)
10/2022	$50,000	Safe	Section 4(a)(2)
10/2022	$30,000	Safe	Section 4(a)(2)
10/2022	$25,000	Safe	Section 4(a)(2)
03/2023	$165,000	Safe	Section 4(a)(2)
05/2023	$14,814		Section 4(a)(2)
08/2023	$200,000	Safe	Section 4(a)(2)
11/2023	$97,932		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Intuit Financing Inc. ❔	09/01/2022	$35,000	$0 ❔	16.0%	11/29/2023	Yes
Ouiby Inc. d/b/a Kickfurther ❔	05/23/2023	$14,814	$0 ❔	10.4496%	05/23/2023	

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	758,228	Yes

Warrants: 0
Options: 176

Form C Risks:

Regulatory Risk: Jibby operates in a space that may be subject to future regulatory changes. Changes in food and beverage regulations, health claims, or crowdfunding regulations could impact our business model and operations.

Supply Chain Risk: Jibby's products rely on high-quality ingredients, some of which are sourced internationally. Unforeseen disruptions in supply chains, increased raw material costs, or difficulties in securing necessary ingredients could affect our operations.

Operational Risk: As a young company, Jibby faces challenges associated with managing growth, scaling production, and maintaining high-quality standards. If we experience significant demand, there's a risk that we may not be able to meet it in a timely manner. This could potentially affect our reputation and consumer trust.

Market Risk: The coffee and wellness industry is highly competitive, with many well-established companies. Jibby's success is dependent on its ability to distinguish itself from competitors, gain market share, and respond effectively to competitive pressures and consumer trends.

Financial Risk: As with any investment, there's a risk that Jibby may not achieve its business objectives, and the investment could be lost. While we have a positive outlook for our business, we cannot guarantee financial returns.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make

a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Jibby Coffee, Inc.

Delaware Corporation
Organized July 2020
1 employees
325 Pacific Rd

Key Biscayne FL 33149 https://jibbycoffee.com/

Business Description

Refer to the Jibby Coffee profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Jibby Coffee is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

__Show Less ⌄__

Say Hello!

Questions? Ideas? Love Letters?

Say something nice...



You're pretty neat.

You're the first one here!

Early people don't usually get a prize, so here's a love letter from us.